As filed with the Securities and Exchange Commission on May 7, 2004

Registration No. [333-          ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Star Scientific, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	801 Liberty Way Chester, VA 23836 (804) 530-0535	52-1402131
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification Number)

Robert E. Pokusa

General Counsel and Corporate Secretary

Star Scientific, Inc.

7475 Wisconsin Avenue, Suite 850

Bethesda, MD 20814

(301) 654-8300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy To:

Scott C. Herlihy, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, DC 20004

(202) 637-2200

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee

Common Stock, par value $0.0001 per share	7,817,273	$2.885	$22,552,832.61	$2,857.45

(1)	Includes the registration for resale of (i) 1,316,468 shares of common stock, (ii) 1,072,386 shares of common stock issuable upon exercise of common stock options, (iii) 602,681 shares of common stock issuable upon exercise of common stock purchase warrants and (iv) 4,825,738 shares of common stock, which represents two times the number of shares that are currently issuable upon conversion of senior convertible debentures. In the event of a stock split, stock dividend or similar transaction involving the amount of common stock of the registrant, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically adjusted to cover the additional shares of common stock in accordance with Rule 416 under the Securities Act.

(2)	The price is estimated in accordance with Rule 457(c) under the Securities Act, solely for the purpose of calculating the registration fee and is $2.885, the average of the high and low prices of common stock of Star Scientific, Inc. as reported by the Nasdaq National Market on May 4, 2004.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 7, 2004

PROSPECTUS

[LOGO]

Star Scientific, Inc.

7,817,273 Shares of Common Stock

•	This prospectus covers 7,817,273 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares.

These shares of common stock include the resale of:

•	1,316,468 shares of common stock currently issued and outstanding;

•	1,072,386 shares of common stock issuable upon exercise of common stock options currently issued and outstanding;

•	602,681 shares of common stock issuable upon exercise of common stock purchase warrants currently issued and outstanding;

•	2,412,869 shares of common stock issuable upon conversion of our 8% senior convertible debentures due 2006; and

•	2,412,869 shares of common stock that may become issuable for no additional consideration pursuant to anti-dilution and price protection provisions of debentures.

No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock, the debentures convertible into common stock, the warrants to purchase common stock and the option to purchase common stock directly from us in private placement transactions that were exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “STSI.” On May 6, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $2.96 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

	Page		Page
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	i	PLAN OF DISTRIBUTION	12
PROSPECTUS SUMMARY	1	LEGAL MATTERS	13
RISK FACTORS	2	EXPERTS	13
USE OF PROCEEDS	10	INCORPORATION BY REFERENCE	13
SELLING SECURITYHOLDERS	10	WHERE YOU CAN FIND MORE INFORMATION	13

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. These statements reflect the Company’s current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include, without limitation, the challenges inherent in new product development initiatives, particularly in the smokeless tobacco area, the uncertainties inherent in the progress of scientific research, the Company’s ability to raise the capital necessary to grow its business, potential disputes concerning the Company’s intellectual property, risks associated with litigation regarding such intellectual property, potential delays in obtaining any necessary government approvals of the Company’s low-TSNA tobacco products, market acceptance of the Company’s new smokeless tobacco products, competition from companies with greater resources than the Company, the Company’s decision not to join the tobacco Master Settlement Agreement (“MSA”), the effect of state statutes adopted under the MSA and any subsequent modification of the MSA, the adoption of statues and regulations with respect to the Company’s business, the Company’s dependence on key employees and on its strategic relationships with Brown & Williamson Tobacco Corporation, and the impact, if any, of the proposed merger between Brown & Williamson and RJ Reynolds Tobacco Company, Inc. The impact of potential litigation, if initiated against or by individual states that have adopted the MSA, could be materially adverse to the Company.

For a more detailed discussion of these risks, see the factors and risks described under the heading “Risk Factors” in this prospectus and “Factors That May Affect Future Results” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and other risks and factors detailed from time to time in the Company’s other filings with the Securities and Exchange Commission.

i

PROSPECTUS SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including “ Risk Factors” and the other information incorporated by reference in this prospectus. References in this prospectus to “we,” “our,” and “us” shall mean Star Scientific, Inc. and our wholly-owned subsidiary, Star Tobacco Inc., unless the context indicates otherwise.

OUR COMPANY

We are a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines;

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including Stonewall™ moist and dry snuffs, ARIVA® compressed powdered tobacco cigalett™ pieces, and STONEWALL Hard Snuff™. We also manufacture a very low-nitrosamine smokeless tobacco product (Interval®) for Brown & Williamson Tobacco Corporation which is currently in test market; and

(3) the manufacture and sale of four discount cigarette brands.

Our executive offices are located at 801 Liberty Way, Chester, Virginia, 23836, and our telephone number is (804) 530-0535.

THE OFFERING

We are registering for resale by the selling stockholders 1,316,468 shares of our common stock initially acquired directly from us in private placement transactions that were exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale (i) 602,681 shares of our common stock issuable upon exercise of the warrants issued in connection with the private placements, (ii) 1,072,386 shares of our common stock issuable upon exercise of an option issued in connection with the private placements and (iii) 2,412,869 shares of our common stock issuable upon conversion of debentures issued in connection with the private placements and 2,412,869 shares of our common stock that may become issuable for no additional consideration pursuant to anti-dilution and price protection provisions of the debentures. We are also registering for resale any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference.”

Risks Related to Our Business

The Company’s business has been operating at a loss for the last four out of five quarters and continues to use more cash than is being generated from operations; absent improving results of operations, we will need to raise additional capital to meet working capital and MSA escrow obligations in 2005

The Company has been operating at a loss for the past four out of five quarters and as of December 31, 2003, had a working capital deficit of approximately $8.9 million. In late March 2004, the Company issued $9.0 million of convertible debentures and warrants to Manchester Securities Corp. in a private placement transaction. In connection with this transaction, the Company also paid the finder a finder’s fee in the form of 173,611 shares of the Company’s restricted common stock and issued to them five year warrants to purchase 100,000 shares of the Company’s common stock at an exercise price of $4.49. If all of the warrants issued in the March 2004 private placement are exercised, the Company will receive aggregate gross proceeds of $2,699,000. In April 2004, the Company issued $4.0 million of common stock in another private placement transaction. Additionally, the purchasers in the $4.0 million transaction have an option to purchase 1,072,386 additional shares of common stock from the Company at a purchase price of $3.73 per share (if exercised in full, this would generate an additional $4 million of cash) for a period of 30 days after the effective date of the registration statement covering the resale of those shares of common stock. The Company has obtained a commitment for a total of $10.0 million of working capital funding from its CEO, Jonnie R. Williams (of which approximately $4.5 million has already been advanced to the Company as of March 25, 2004). Further, Mr. Williams has pledged to provide such funds as may be necessary to the Company to cover cash flow shortfalls through March 31, 2005.

While the Company’s liquidity needs for the next 12-24 months are difficult to predict, the Company raised $9.0 million of convertible debentures in March 2004, $4.0 million of equity capital in April 2004, and has the potential to receive another $4.0 million under the option granted as part of the April 2004 sale of common stock. Notwithstanding these sources of financing, the Company may need to obtain additional funds from its CEO, Mr. Williams, or raise additional capital from outside sources in 2004 and after March 2005. The Company’s ability to raise additional capital through additional debt is subject to significant restrictions under the Manchester Securities agreements, including outright prohibitions on raising funds through additional secured debt or other debt that is not subordinated to the debentures. If the Company elects to raise equity, as opposed to obtaining additional funds from Mr. Williams, Manchester Securities would have its conversion option reset to the extent the issuance price for the equity was below its present conversion price. By agreement of the parties, the April 2004 issuance of $4.0 million of common stock in a private placement did not reset the conversion price for shares of common stock under the agreement with Manchester Securities.

The ability of the Company to operate at a profit and generate positive cash flow from operations over the long term is largely dependent upon the success in improving the results of its cigarette operations, its litigation with R.J. Reynolds Tobacco Company (“RJR”), its successful marketing of the Company’s smokeless products, including Brown & Williamson Tobacco Corporation’s (“B&W”) marketing of Interval® or potentially similar arrangements with other third parties. The likelihood of the Company successfully rebuilding its discount cigarette business, concluding its litigation with RJR, and/or successfully marketing its smokeless products in the near future is difficult to predict. While management believes that its sales plan and cost cutting measures will be successful, failure to return to profitability during 2004 would likely require that the Company seek additional sources of equity funding after March 2005, given the fact there exist significant limitations for raising debt. This would result in significant dilution to the existing shareholders. Also, there can be no guarantee that the Company will be able to obtain sufficient capital from sources other than Mr. Williams, or that, if it can raise the capital, the terms would be acceptable to the Company. Failure to improve operations or obtain additional capital could result in the Company not being able to meet its working capital obligations after March 2005 which would have a substantial adverse effect on the Company’s financial condition, results of operations and prospects.

The Company has substantial obligations under the transactions entered into with Manchester Securities

Under the recently completed transaction with Manchester Securities, the Company obtained $9.0 million of funding by issuing convertible debentures and warrants. Failure by the Company to comply with its obligations under the Manchester Securities agreements would entitle Manchester Securities to remedies, including additional interest and redemption rights, for which the Company may not have sufficient resources to pay or, in the event Manchester Securities converts its debentures into common stock, which would significantly increase the dilution to existing stockholders.

The Manchester Securities agreements include a number of provisions that would result in default interest rates and redemption rights. If the Company fails to comply with its obligations under the Registration Rights Agreement, it could incur additional fees of 1% of the principal, or currently $90,000, per month. In the case of other defaults, the interest rate could increase from 8% to 12% per annum. In such events, Manchester Securities would be entitled to accelerate the debentures, in which case the Company would have to pay 110% of the outstanding principal plus accrued and unpaid interest. Furthermore, in the event of certain defaults related to the conversion of the debentures into common stock and the resale of the underlying shares, the Company would be obligated to pay Manchester Securities the higher of the 110% amount described in the preceding sentence and the value (based on a 20-day trailing average) of the shares of common stock into which the debentures would then be convertible.

Manchester Securities has additional redemption rights if (i) the Company incurs operating losses of greater than $2 million in the aggregate for any two consecutive fiscal quarters beginning with the two quarters ending September 30, 2004 or (ii) the Company’s recovery under a settlement or final judgment in the RJR litigation is less than $50 million.

The occurrence of any of these defaults would either (i) require the Company to obtain capital that it may not be able to raise or (ii) significantly increase the dilution to existing shareholders upon conversion of the debentures.

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

The trading price of the shares of our common stock has been and may continue to be highly volatile. We receive only limited attention by securities analysts and may experience an imbalance between supply and demand for our common stock resulting from low trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, most of which are beyond our control, including the following:

•	developments related to our patents or other proprietary rights, including developments in our litigation against RJR;

•	developments in our efforts to market smokeless tobacco products;

•	announcements by us or our competitors of new products, technological innovations, contracts, acquisitions, financings, corporate partnerships or join ventures;

•	negative regulatory action or regulatory approval with respect to our products or our competitors’ products; and

•	market conditions for the tobacco industry in general.

The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for small companies and which have often been unrelated to their operating performance. These broad fluctuations may adversely impact the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market, including by the selling stockholders pursuant to this prospectus, could lower the market price of our common stock.

The anticipated merger between RJR, B&W and Lane Ltd. may impact negatively upon the Company

On October 27, 2003, RJR and British American Tobacco PLC (“BAT”) announced the signing of a definitive agreement to combine the assets and operations of their respective U.S. tobacco businesses: RJR, B&W and Lane Ltd. (the latter two companies are wholly owned subsidiaries of BAT). The agreement provides for establishing a new publicly traded holding company, Reynolds American Inc., which will be 42% owned by BAT and 58% owned by existing RJR shareholders. As reported by the parties to the agreement, the transaction is expected to close in mid-2004, pending the necessary approvals from U.S. regulatory authorities and RJR shareholders, as well as Internal Revenue Service rulings required for the tax-free transaction. Given that Star has a variety of agreements with B&W and is engaged in patent infringement lawsuits against RJR, it is difficult to evaluate the precise impact, if any, which this merger, if consummated, may have on Star and its operations. However, the fact that B&W and RJR are establishing a new operating company could have a negative impact on the range of existing agreements which Star has entered into with B&W, including future royalties under its agreements relating to the Advance® low-tobacco-specific nitrosamines (“TSNA”) cigarette, hard tobacco products potential royalties on B&W’s purchase of StarCured™ tobacco and other low-TSNA tobacco, and the forgiveness of one-half of the then-outstanding indebtedness to B&W if B&W declares as successful the test marketing of a hard tobacco product and the remainder once B&W distributes a hard tobacco product in 15 states.

Our current arrangements with B&W may not be extended

On April 25, 2001, the Company and B&W, the third largest tobacco company in the United States, entered into a series of new comprehensive long-term agreements (the “April 25, 2001 Agreements”) that amended agreements previously entered into with B&W. Under the April 25, 2001 Agreements, B&W agreed to purchase at least 15 million pounds of StarCured™ tobacco annually through 2003 and has the right to purchase additional tobacco in later years. In 2003, B&W made tobacco purchases directly from the Company’s participating StarCured™ farmers and has advised the Company that it will not purchase any tobacco during 2004. B&W’s decision not to purchase tobacco that has been cured using the StarCured™ tobacco curing process could materially and adversely affect our relationship with participating StarCured™ farmers and the production of StarCured™ tobacco. Additionally, we currently have other business relationships with B&W. B&W has: (1) loaned us a total of $29 million, which was primarily used to purchase specially manufactured curing barns, and (2) entered into licensing and royalty agreements relating to the sales of Advance®, the purchase of StarCured™ tobacco and other low-TSNA tobacco, and the manufacture and sales of hard tobacco. The termination of any of these agreements or the failure of B&W to pursue its rights under these agreements, could materially and adversely affect our business operations.

We may not be able to generate sufficient revenue

A substantial majority of our revenues in 2000-2003 were derived from sales of our four brands of discount cigarettes which are sold through Star Tobacco, Inc. (“ST”), our wholly owned subsidiary. However, our cigarette sales have been decreasing in each of the last three years and decreased 30% to 2.0 billion units in 2003 from 2.9 billion units in 2002. We have taken a number of steps to reenergize our cigarette business, and while management believes they will be successful, there are no assurances that we will be able to increase or maintain our sales of cigarettes.

The Company has previously announced its plan to concentrate its long-term efforts on its very low-TSNA smokeless tobacco products that were introduced beginning in the fall of 2001, and by the receipt of royalty fees from B&W for the sale of Advance® cigarettes and hard tobacco products and by licensing its patented technology for producing low-TSNA tobacco to B&W and others. However, to date these royalties and sales of our smokeless tobacco products have been de minimis. If the Company is not successful in its efforts to offer very low-TSNA smokeless tobacco products as adult alternatives to cigarettes and other smokeless products or generate revenue through the technology to which we are the exclusive licensee, we will not have sufficient sales of other products to offset declining cigarettes revenues, which would adversely affect our sales volumes, operating income and cash flows, as well as our ability to pay our debts. As described in the next paragraph, sales of the Company’s smokeless tobacco products have been slower than expected and there is no assurance that the Company will be able to adequately augment the revenue currently derived principally from cigarette sales.

While significant revenues were generated from 2000-2002 by the sales of StarCured™ processed leaf tobacco, there was no net cash benefit from tobacco sales to B&W. In 2003, B&W purchased StarCured™ tobacco directly from participating StarCured™ farmers and the Company does not anticipate purchasing any tobacco leaf in 2004, so that no revenue will be guaranteed from this aspect of our operations this year.

In 2001 and 2002, Star received royalty income on B&W’s purchase of other low-TSNA tobacco under its licensing agreement with B&W. These royalty payments which totaled $1.5 million in each of 2001 and 2002 were applied to reduce Star’s outstanding principal owed to B&W. Star will not receive future royalty payments from B&W on its purchases of tobacco until the Company establishes a royalty rate for low-TSNA tobacco with one of the other major tobacco companies, such as RJR.

The market may not accept our smokeless tobacco products

Beginning in September 2001, the Company introduced three new smokeless tobacco products, Stonewall™ moist and dry snuffs and ARIVA® hard tobacco cigalett™ pieces. Beginning in the second quarter of 2003, we began a commercial test market of a new, non-fermented spit-free® “hard tobacco” product for moist snuff users, called STONEWALL Hard Snuff™. The Company initially test marketed STONEWALL Hard Snuff™ in approximately 80 stores in the Richmond, Virginia area and, beginning late in the third quarter of 2003, expanded its commercial distribution into the four non-MSA states and other locations where the Company can support the product with assistance from its existing sales force. By the end of 2003, STONEWALL Hard Snuff™ was available in approximately 4,000 locations that have significant sales of smokeless tobacco products. Given the introduction of STONEWALL Hard Snuff™, the Company does not anticipate manufacturing Stonewall™ moist snuff in the future.

To date, sales of our smokeless products have been slower than expected, in part, we believe, due to the lack of consumer awareness of those products, particularly ARIVA® and STONEWALL Hard Snuff™. It is not certain whether the Company’s very low-TSNA smokeless tobacco products will be accepted by the markets in sufficient volume to support our operations. Adult tobacco users may decide not to purchase our products due to taste or other preferences or due to the extensive health warnings contained on the packaging for the Company’s products. The Company’s efforts to successfully market ARIVA® and STONEWALL Hard Snuff™ will require the expenditure of substantial funds, which the Company will need to obtain from external financing, the availability of which cannot be assured, and ultimately these products may not be accepted in the national marketplace.

We are dependent on the domestic tobacco business

All of our revenue for discount cigarette sales during 2000-2003 was derived from sales in the United States. The U.S. cigarette business has been contracting in recent years and pricing pressures in the discount cigarette business have been increasing. As the U.S. cigarette market continues to contract, this trend could adversely affect our sales volumes, operating income and cash flows. The market for smokeless products is much smaller than the market for smoked tobacco products, and all of the revenue for smokeless tobacco product sales during 2000-2002 were derived from sales in the United States, except for de minimis amounts of ARIVA® sold in Bermuda and Turkey during 2003.

Competition from other tobacco companies could adversely affect us

The tobacco industry is highly competitive. Our primary competition for conventional cigarettes has been the “major” cigarette manufacturers, each of which has substantially greater financial and operating resources than we do. We have encountered significant competition from several other smaller U.S. manufacturers of cigarettes, as well as importers of cigarettes manufactured in foreign countries. Many of these manufacturers and importers have substantially greater financial, manufacturing, marketing and other resources than we do. Our smokeless tobacco products, Stonewall™ moist and dry snuffs, and STONEWALL Hard Snuff™ compete with major smokeless manufacturers, and in the case of ARIVA®, with traditional cigarette manufacturers, because ARIVA® is positioned as an alternative to cigarettes in situations where adult cigarette users cannot or choose not to smoke. Those companies generally have substantially greater financial and operating resources than we do. Also, these companies have a more established presence in the smokeless tobacco industry than we do. Approximately 99% of all flue-cured tobacco grown in the U.S. as of 2002 was cured in a manner to reduce the levels of TSNAs. At least one other tobacco company has begun to incorporate low-TSNA tobacco into its cigarettes products and others have begun to purchase low-TSNA tobacco and are expected to incorporate that tobacco in their products. If competitors produce low-TSNA tobacco that does not infringe on the technology to which we are the exclusive licensee or develop other less toxic tobacco products that can compete with our low-TSNA products, this could adversely affect our operating income and cash flows.

The tobacco industry is subject to substantial and increasing regulation and taxation

Various federal, state and local laws limit the advertising, sale and use of cigarettes and smokeless tobacco products, and these laws have proliferated in recent years. If this trend continues, it may have material and adverse effects on our sales volumes, operating income and cash flows. In addition, cigarettes and smokeless tobacco products are subject to substantial and increasing excise taxes. The federal excise tax on cigarettes rose from $.34 per pack in 2000 to $.39 per pack in 2002. The federal excise tax on smokeless tobacco products is substantially lower ($0.585 per pound). A number of states have recently considered an increase in state excise taxes on smokeless tobacco products. While several states have no excise tax on smokeless products, tax rates in other states vary considerably. For example, the states of Alabama and North Dakota tax smokeless products at a rate of ¾ of 1 cent per ounce and 16 cents per ounce, respectively, while the states of North Carolina and Oregon impose an excise tax of 2% and 65% of wholesale cost, respectively. Present state excise taxes for cigarettes range from $.025 per pack in Virginia (a proposal to increase that rate is now before the Commonwealth’s legislature) to $1.50 per pack in New York. Increased excise taxes may result in declines in overall sales volume. This result could adversely affect our operating income and cash flows. In addition, several states have imposed additional fees on cigarettes sold by manufacturers who are not signatories to the MSA or who have not previously entered into settlements with the non-MSA states. Such additional fees could adversely impact on our sales volumes and cash flows.

We currently have licenses from the Tax and Trade Bureau (“TTB”) to manufacture cigarettes and smokeless tobacco products. To the extent that we are unable to maintain our current licenses or to obtain any additional licenses required by the TTB, this could materially and adversely affect our operations.

In 1996, the FDA promulgated regulations governing the sale and advertising of tobacco products. These regulations were designed primarily to discourage the sale to, and consumption by, adolescents and children. The authority of the FDA to promulgate such regulations was challenged in the federal courts. On March 21, 2000, the United States Supreme Court in a five to four decision held that the Congress has not given the FDA authority to regulate tobacco products as customarily marketed. Given the decision by the Supreme Court it is unclear whether Congress will act to grant such authority to the FDA, although legislation that would create such authority has been introduced previously in Congress.

We have substantial obligations under state laws adopted under the Master Settlement Agreement

We have an obligation to place in escrow accounts an amount equal to $1.88 per carton for 1999, $2.09 in 2000, $2.72 in 2001-2002, $3.35 in 2003-2006 and $3.77 thereafter, for sales of cigarettes occurring in the prior year in each MSA Settling State. An inflation adjustment is also added to these deposits at the higher of 3% or the Consumer Price Index each year. For sales in 2003, the total escrow cost per carton was $3.89. The failure to place such required amounts into escrow could result in severe penalties to us and potential restrictions on our ability to sell tobacco products within particular states. Because of this escrow requirement, a substantial portion of our net income from operations has been unavailable for our use and the amount required to be placed in escrow for each carton sold may exceed the net cash flow generated by each carton sold. As a result, we have experienced negative cash flows from operations, which, among other things, has affected our ability to apply the capital generated from our present cigarette sales to the further scientific development of less toxic and potentially less hazardous tobacco products and to the growth of our business. In addition, the escrow obligations will impede our ability to distribute dividends to our stockholders.

Star currently has approximately $33.0 million in escrow, which includes a deposit of approximately $6.0 million made in April 2004 for its 2003 escrow obligation. These funds will remain in escrow pursuant to the terms of the qualifying statutes, and will be available to satisfy state judgments for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA. For 2004, and thereafter, Star will be responsible for making escrow payments on all Star cigarettes sold in any MSA state, regardless of where such products are manufactured.

We have tried to mitigate the costs of the MSA by focusing our field sales force and by seeking to increase market share in states that were not participants in the MSA, among other approaches. The MSA States have taken the position that the Company is responsible to escrow funds for any sales in MSA States whether made by ST directly or by a third party to whom ST has sold product.

In addition, a number of MSA states have recently enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While the Company has recently focused its sales in the four states that are not part of the MSA, failure to comply with these statutes would negatively impact on the Company’s ability to sell cigarettes in those MSA states, notwithstanding its substantial payments into escrow.

The IRS may determine that a portion of the $13.9 million in income tax refunds that we have received must be returned.

The Company has recently been notified that its 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on the Company’s financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, the Company submitted to the IRS a request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. The Company has taken the position on its 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, the Company filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, the Company received a total of $12.6 million in federal and state refunds relating to such claims. During the first quarter of 2004, the Company received an additional $1.3 million in state refunds relating to such claims.

A conference with the Internal Revenue Service is to be scheduled in an effort to resolve this matter. If the IRS determines that it will not grant the Company’s ruling request, the Company anticipates that it will withdraw the request. Further, if upon examination, the IRS rules against the Company with respect to the claimed deductions, the Company expects that it will challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While the Company believes that its position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until late 2005, at the earliest.

If it is ultimately determined that the Company’s treatment of the payments into escrow is not a current deduction for tax purposes, then the Company may be liable for additional tax of approximately $4.8 million for the years previously refunded to the Company as a result of its carryback claims. In addition to the tax that would be due, the Company would be subject to interest and possibly to certain penalties.

Lawsuits may affect our profitability; we have limited insurance coverage

We are not, nor have we ever been, named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects relating to the use of our tobacco products. While we believe that the risk of being named a defendant in such a lawsuit is relatively low, we may be named as a defendant in the future as there has been a noteworthy increase in the number of these cases pending. Punitive damages, often in amounts ranging into the hundreds of millions, or even billions of dollars, are specifically pleaded in a number of these cases in addition to compensatory and other damages. We maintain product liability insurance only with respect to claims that tobacco products manufactured by or for us contain any foreign object, i.e. any object that is not intended to be included in the manufactured product. Such insurance does not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. Accordingly, our inclusion in any of these actions or any future action could have a material and adverse effect on our financial condition. In addition, beginning in 2001, we embarked on the test market and distribution of new smokeless tobacco products. To the extent the sale and distribution of such products results in any health-related claims, such claims could have a material and adverse effect on our financial condition.

We may not properly manage our growth

If we are successful in increasing market acceptance for our products, we will be required to manage substantial volume from our customers. To accommodate any such growth and compete effectively, we will be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. We face competition for these people. Our ability to successfully manage such volume also will be dependent on our ability to scale up our tobacco processing and production operations. There can be no assurance that we can overcome the challenge of scaling up our processing and production operations or that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to implement and improve our operational, financial and management systems or to attract, integrate, motivate and retain additional employees required by future growth, if any, could have a material and adverse effect on our business and prospects, financial condition and results of operations.

We may not be successful in protecting our intellectual property rights

Our success in commercially exploiting our licensed tobacco curing technology and low-TSNA smokeless tobacco products depends in large part on our ability to defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing upon the patents and proprietary rights of others. Additionally, we must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

Patent positions are uncertain and involve complex legal and factual questions for which important legal principles are unresolved. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Such licensing agreements, if required, may not be available on acceptable terms or at all. If such licenses are not obtained, we could be delayed in or prevented from pursuing the development or commercialization of our products.

Litigation, which could result in substantial cost, may also be necessary to enforce any patents to which we have rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights which may affect our rights. There are always risks in any litigation. U.S. patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. We may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention, which could result in substantial cost. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or interference proceeding could have a material and adverse effect on our business and prospects.

We may also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There can be no assurance that these agreements will not be breached or terminated, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

We depend on key personnel

We depend upon the continued services of our senior management team for our continued success. The loss of any one of the Company’s Chief Executive Officer, Jonnie R. Williams, the Company’s Chairman, President and Chief Operating Officer, Paul L. Perito, the Vice President of Sales and Marketing, David M. Dean, the Company’s

Chief Financial Officer, Christopher G. Miller or the Company’s General Counsel, Robert E. Pokusa, could have a serious negative impact upon our business and operating results.

The Company’s success depends in large part on its ability to attract and retain, on a continuing basis, consulting services from highly qualified scientific, technical, management, financial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain the personnel necessary for the development and operation of its business or that given the losses that the Company has suffered over the last four out of five quarters that it will have the financial ability to do so. The loss of the services of its key personnel or the termination of its contracts with independent scientific and medical investigators could have a material and adverse effect on the Company’s business.

Management and significant stockholders can exercise influence over the Company

Based upon stock ownership as of May 3, 2004, our executive officers, directors and their associates, own an aggregate of approximately 35.0% of our outstanding shares. As a result, these persons acting together may have the ability to control matters submitted to our stockholders for approval and to control the management and affairs of the Company. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, or takeover or other business combination, or discourage a potential acquirer from attempting to obtain control. This concentration of control could also have a negative effect on the market price of our shares.

Our research & development efforts may not result in commercially viable products and may continue to be curtailed by our lack of available research funds

In 2003, 2002 and 2001, the Company spent approximately $0.7 million, $1.0 million and $4.1 million, respectively, on its research and development activities. In 2003, our research and development efforts were limited, in part, by our lack of available cash flow necessary to support our research agenda relating to the development of low-TSNA smokeless tobacco products and the demonstration that a reduction in key toxins correlates to a reduction in health risk. The Company hopes to renew its research and development efforts in 2004, subject to the availability of funds. However, such research may not result in new products reaching the market, or in any improvements to our current products. This could occur for a number of reasons, including if potential new products:

•	fail to receive any necessary regulatory approvals on a timely basis or at all;

•	are precluded from commercialization by proprietary rights of third parties; or

•	are uneconomical or fail to achieve market acceptance.

Failure to develop new products or to improve our current products could have a material and adverse impact on our net sales, operating income and cash flows.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the shares. We will not receive any proceeds from these sales. However, 1,675,067 shares of common stock offered by this prospectus are issuable in the future upon the exercise of a common stock option and common stock purchase warrants. If the option and the warrants are fully exercised, except in circumstances allowing for cashless exercise, we will receive aggregate gross proceeds of approximately $6,699,000. We expect to use proceeds from the exercise of the option and the warrants, if any, for general corporate purposes.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants and options and shares issuable upon conversion of debentures held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants, debentures and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 61,035,948 shares of our common stock issued and outstanding as of May 3, 2004.

No selling stockholder has had any material relationship with us or any of our affiliates within the past three years, other than as a securityholder. In a private placement offering in March 2004, the Company issued to Manchester Securities a $9 million two-year, convertible 8% debenture and warrants for 502,681 shares of the Company’s common stock. Upon conversion of the debenture or exercise of the warrants, Manchester Securities will become a stockholder.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. The selling stockholders acquired the common stock, option, warrants and debentures to which this prospectus relates directly from us in private placement transactions that were exempt from the registration requirements of the federal and state securities laws. In connection with the private placements, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares.

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of Shares Being Offered for Resale under this Prospectus(2)	Shares Beneficially Owned After Offering
			Number	Percentage
Manchester Securities Corp (3)	2,915,550	2,915,550	0	*
Robert Schacter(4)	211,417	211,417	0	*
Thomas Griesel(5)	52,854	52,854	0	*

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of Shares Being Offered for Resale under this Prospectus(2)	Shares Beneficially Owned After Offering
			Number	Percentage
Financial West Group(6)	9,340	9,340	0	*
Elliott Associates, L.P.(7)	775,335	775,335	0	*
Elliott International, L.P.(8)	1,163,003	1,163,003	0	*
Portside Growth and Opportunity Fund(9)	276,905	276,905	0	*
Total	5,404,404	5,404,404	0	*

*	Less than one percent of the common stock outstanding, as applicable.

(1)	Includes shares of common stock issued and outstanding as of the date of this prospectus and shares of common stock issuable upon exercise of common stock purchase warrants or conversion of convertible debentures.

(2)	Assumes the selling stockholders sells all of the common stock being offered by this prospectus.

(3)	Includes 2,412,869 shares issuable upon conversion of debentures issued pursuant to a private placement and 502,681 shares issuable upon exercise of warrants issued pursuant to a private placement.

(4)	Includes 135,417 shares of common stock and 76,000 shares issuable upon exercise of warrants issued pursuant to a private placement.

(5)	Includes 33,854 shares of common stock and 19,000 shares issuable upon exercise of warrants issued pursuant to a private placement.

(6)	Includes 4,340 shares of common stock and 5,000 shares issuable upon exercise of warrants issued pursuant to a private placement.

(7)	Includes 400,000 shares of common stock and 375,335 shares issuable upon exercise of an option issued pursuant to a private placement.

(8)	Includes 600,000 shares of common stock and 563,003 shares issuable upon exercise of an option issued pursuant to a private placement. Elliott International, L.P. has shared voting and investment power with Elliott International Capital Advisors Inc., its investment manager.

(9)	Includes 142,857 shares of common stock and 134,048 shares issuable upon exercise of an option issued pursuant to a private placement. The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group LLC is C4S & Co., the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the shares. Messrs. Cohen, Stark, Strauss and Solomon therefore disclaim beneficial ownership of the shares.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all their respective shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	in the over the counter market;

•	through options, swaps or derivatives;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all the shares of common stock respectively owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling security holder may be deemed an underwriter, each selling security holder must deliver this prospectus and any supplements to this prospectus in the manner required by the Security Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Latham & Watkins LLP, Washington, DC.

EXPERTS

Aidman, Piser & Company, P.A., independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Aidman Piser’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Current Report on Form 8-K filed on April 16, 2004; and

•	the description of our common stock as set forth in our Registration Statement on Form 8-A12B/A, filed with the SEC on June, 21, 2001.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Star Scientific, Inc., Attention: Investor Relations, 7475 Wisconsin Avenue, Bethesda, Maryland 20814 (telephone number is (703) 971-7238). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov. You may also view our filings with the Securities and Exchange Commission on our internet site at http://www.starscientific.com.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Securities Exchange Act filings, each such statement being qualified in all respects by such reference.

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STAR SCIENTIFIC, INC.

7,817,273 SHARES OF COMMON STOCK

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the shares of common stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Commission Registration Fee	$2,857
*Legal Fees and Expenses	$50,000
*Accounting Fees and Expenses	$2,500
*Miscellaneous Expenses	$5,000
*Total	$60,357

*	Estimated

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Our Third Amended and Restated Certificate of Incorporation, as amended by the Certificate of Corrections to the Amended and Restated Certificate of Incorporation, provides our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law. Our Amended and Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act.

We have entered into indemnification agreements with substantially all of our officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance.

ITEM 16. INDEX TO EXHIBITS.

Number	Exhibit

4.1	Convertible Debenture, dated March 25, 2004, issued by Star Scientific, Inc. to Manchester Securities, Corp. (2)

4.2	Warrant, dated March 25, 2004. issued by Star Scientific, Inc. to Manchester Securities, Corp. (2)

4.3	Securities Purchase Agreement, dated March 25, 2004 between Star Scientific, Inc. and Manchester Securities Corp. (2)

4.4	Registration Rights Agreement, dated March 25, 2004 between Star Scientific, Inc. and Manchester Securities Corp. (2)

4.5	Guaranty Agreement, dated March 25, 2004 issued by Star Tobacco, Inc. (2)

4.6	Security Agreement, dated March 25, 2004 between Star Scientific, Inc., Star Tobacco, Inc. and Manchester Securities Corp. (2)

4.7	Subordination Agreement, dated March 25, 2004 between Star Scientific, Inc., Jonnie Williams and Manchester Securities Corp. (2)

4.8	Reedland Warrants, dated as of March 25, 2004, issued by Star Scientific, Inc. (2)

4.9	Restated Non-Circumvention and Finder’s Fee Agreement, dated as of March 23, 2004, by and between the Company and Reedland Capital Partners, an Institutional Division of Financial West Group (2)

4.10	Securities Purchase Agreement, dated as of April 15, 2004, by and among the Company, Elliott Associates, L.P. and Elliott International, L.P.(3)

4.11	Registration Rights Agreement, dated as of April 15, 2004, by and among the Company, Elliott Associates, L.P. and Elliott International, L.P.(3)

4.12	Securities Purchase Agreement, dated as of April 15, 2004, by and between the Company and Portside Growth and Opportunity Fund, L.P.(3)

4.13	Registration Rights Agreement, dated as of April 15, 2004, by and between the Company and Portside Growth and Opportunity Fund, L.P.(3)

4.14	Second Restated Non-Circumvention and Finder’s Fee Agreement, dated as of April 14, 2004, by and between the Company and Reedland Capital Partners, an Institutional Division of Financial West Group(3)

5.1	Opinion of Latham & Watkins LLP as to the legality of the securities being offered.

23.1	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.2	Consent of Aidman, Piser & Company, P.A., Independent Auditors.

24.1	Powers of Attorney (included on signature page of this Registration Statement).

(1)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(2)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 2003.

(3)	Incorporated by reference to Star’s Current Report on Form 8-K filed April 16, 2004.

ITEM 17. UNDERTAKINGS.

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chester, state of Virginia, on this 7th day of May, 2004.

STAR SCIENTIFIC, INC.

By:	/s/ Jonnie R. Williams

Jonnie R. Williams Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints appoints Jonnie R. Williams and Paul L. Perito, and each of them, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 7th day of May, 2004.

Signature	Title	TITLE
/s/ JONNIE R. WILLIAMS Jonnie R. Williams	Chief Executive Officer and Director (Principal Executive Officer)	Chairman of the Board & Chief Executive Officer (Principal Executive Officer)

/s/ PAUL L. PERITO Paul L. Perito	Chairman of the Board, President and Chief Operating Officer	Senior Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ CHRISTOPHER G. MILLER Christopher G. Miller	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	Director

/s/ JOHN R. BARTELS, JR. John R. Bartels, Jr.	Director	Director

/s/ WHITMORE B. KELLEY Whitmore B. Kelley	Director	Director

/s/ LEO S. TONKIN Leo S. Tonkin	Director	Director

EXHIBIT INDEX

Number	Exhibit

4.1	Convertible Debenture, dated March 25, 2004, issued by Star Scientific, Inc. to Manchester Securities, Corp. (2)

4.2	Warrant, dated March 25, 2004. issued by Star Scientific, Inc. to Manchester Securities, Corp. (2)

4.3	Securities Purchase Agreement, dated March 25, 2004 between Star Scientific, Inc. and Manchester Securities Corp. (2)

4.4	Registration Rights Agreement, dated March 25, 2004 between Star Scientific, Inc. and Manchester Securities Corp. (2)

4.5	Guaranty Agreement, dated March 25, 2004 issued by Star Tobacco, Inc. (2)

4.6	Security Agreement, dated March 25, 2004 between Star Scientific, Inc., Star Tobacco, Inc. and Manchester Securities Corp. (2)

4.7	Subordination Agreement, dated March 25, 2004 between Star Scientific, Inc., Jonnie Williams and Manchester Securities Corp. (2)

4.8	Reedland Warrants, dated as of March 25, 2004, issued by Star Scientific, Inc. (2)

4.9	Restated Non-Circumvention and Finder’s Fee Agreement, dated as of March 23, 2004, by and between the Company and Reedland Capital Partners, an Institutional Division of Financial West Group(2)

4.10	Securities Purchase Agreement, dated as of April 15, 2004, by and among the Company, Elliott Associates, L.P. and Elliott International, L.P.(3)

4.11	Registration Rights Agreement, dated as of April 15, 2004, by and among the Company, Elliott Associates, L.P. and Elliott International, L.P. (3)

4.12	Securities Purchase Agreement, dated as of April 15, 2004, by and between the Company and Portside Growth and Opportunity Fund, L.P. (3)

4.13	Registration Rights Agreement, dated as of April 15, 2004, by and between the Company and Portside Growth and Opportunity Fund, L.P. (3)

4.14	Second Restated Non-Circumvention and Finder’s Fee Agreement, dated as of April 14, 2004, by and between the Company and Reedland Capital Partners, an Institutional Division of Financial West Group(3)

5.1	Opinion of Latham & Watkins LLP as to the legality of the securities being offered

23.1	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.2	Consent of Aidman, Piser & Company, P.A., Independent Auditors.

24.1	Powers of Attorney (included on signature page of this Registration Statement).

(1)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(2)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 2003.

(3)	Incorporated by reference to Star’s Current Report on Form 8-K filed April 16, 2004.